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                            February 8, 2022

       Chaitanya Kanojia
       Chief Executive Officer
       Starry Holdings, Inc.
       38 Chauncy Street, Suite 200
       Boston, MA 02111

                                                        Re: Starry Holdings,
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed February 4,
2022
                                                            File No. 333-260847

       Dear Mr. Kanojia:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 28, 2022 letter.

       Registration Statement on Form S-4

       Unaudited Pro Forma Condensed Combined Financial Information
       Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 188

   1. We note your revised disclosures on page 139 regarding options available to the purchasers of
Convertible Notes. Please revise to address the following:
                                                            Clarify how the
election of these options will impact the cash received upon the issuance of the
Convertible Notes. In this regard, clarify whether the company will receive $150
million in cash from the issuance of the Convertible Notes regardless of whether investor
choose to convert their Term Loans and Warrants.
                                                            Disclose the dollar
amount of Terms Loans and number of Starry Warrants held by
                                                            the Convertible
Notes purchasers who are entitled to these exchange options.
 Chaitanya Kanojia
Starry Holdings, Inc.
February 8, 2022
Page 2
             Clarify whether this election will be made prior to or after the closing of the merger.
             As necessary, revise your pro forma financial statements to reflect these exchange options. At a minimum, include a discussion in the applicable pro forma footnote disclosures regarding the impact of such options on the pro forma amounts related to the Convertible Notes, Term Loans, Warrants, interest expense and weighted average shares outstanding.
General

2.     Please revise to clarify whether any
arrangements/non-redemption/backstop agreements
       for alternative financing will be fully disclosed for shareholders to consider in advance of the special meeting. To the extent you intend to provide such information to shareholders, disclose how you will inform your shareholders of arrangements formed after effectiveness. Finally, disclose whether you have or are currently negotiating any such arrangements.
       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameChaitanya Kanojia
                                                             Division of
Corporation Finance
Comapany NameStarry Holdings, Inc.
                                                             Office of
Technology
February 8, 2022 Page 2
cc:       Shagufa R. Hossain
FirstName LastName